SCHLUETER & ASSOCIATES, P.C.
                       1050 SEVENTEENTH STREET, SUITE 1700
                             DENVER, COLORADO 80202
                                 (303) 292-3883
                            FACSIMILE (303) 296-8880


                                December 23, 2004

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:      Lexington Resources, Inc.
                  Pre-Effective Amendment No. 1 to Form SB-2 (SEC File No. 333-121301)

Dear Sir or Madam,

         On behalf of Lexington Resources, Inc. (the "Registrant"), please find pre-effective amendment No. 1 to registration statement on Form SB-2 (the "Registration Statement") that was originally filed on December 15, 2004 (SEC File No. 333-121301). The Amendment is being submitted to include certain relationships and related party transaction disclosures that were previously filed in the Registrant's periodic reports that were inadvertently omitted from the Registration Statement.


         If you have any questions or would like any additional information, please contact the me or David Stefanski directly at the address, telephone or fax number listed above.

                                       Yours very truly,

                                       /s/ HENRY F. SCHLUETER

                                       Henry F. Schlueter


         cc:      Lexington Resources, Inc.